PROSPECTUS
                                             Reg. Sec. 230.424(b)(1)
                                            SEC File No. 333-38985

                                 OUTBACK STEAKHOUSE, INC.

                                       41,500 Shares
                               Common Stock, $.01 par value

       This Prospectus relates to shares of Common Stock of Outback Steakhouse, Inc. (the "Company") which may be offered for sale from time to time for the account of a stockholder of the Company (the
"Selling Stockholder"). See "Selling Stockholder." Shares may be offered until December 25, 1997 for the account of the Selling Stockholder. See "The Offering." The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder. The Company's Common
Stock is traded on the NASDAQ National Market System under the symbol "OSSI." On November 7, 1997, the last reported sale price of the Common Stock was $28.0625 per share.

              -------------------------------------------

       The distribution of shares of Common Stock by the Selling Stockholder may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market, on the NASDAQ National Market System, or on any exchange on which the Common Stock may then be listed in negotiated transactions, through the writing of options on shares (whether such options are listed on an options exchange or otherwise), or a combina-tion of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholder may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder and/or purchasers of shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Stockholder also may pledge shares as collateral for margin accounts and such shares could be resold pursuant to the terms of such accounts.

       All expenses of the registration of the Common Stock covered by this Prospectus will be borne by the Company pursuant to preexisting agreements, except that the Company will not pay (i) any Selling Stockholder's underwriting discounts or selling commissions, or (ii) fees and expenses of any Selling Stockholder's counsel.

       See "Risk Factors" at Page 4 for a discussion of certain risk factors that should be considered by prospective investors.

             ------------------------------------------

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this Prospectus is November 10, 1997.

                         AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information (including proxy and information statements) filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10007; and Chicago Regional Office, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is http://www.sec.gov. The Company's Common Stock is traded in the NASDAQ National Market System under the symbol "OSSI." Information regarding the Company may also be inspected at such exchange.

      This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock.

                                 INCORPORATION OF
                          CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

   (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

   (2)  The Company's Current Report on Form 8-K filed March 24, 1997;

   (3)  The Company's Current Report on Form 8-K filed March 27, 1997;

   (4) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and

   (5) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

      All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this
offering shall be deemed to be incorporated by reference into this Prospectus and shall be deemed to be a part hereof from the respective dates of filing of such reports and other documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will furnish without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any and all documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are incorporated by reference therein). Requests for such copies should be directed to Outback Steakhouse, Inc., 550 North Reo Street, Suite 200, Tampa, Florida 33609, Attention:
Robert S. Merritt, Sr. Vice President, Telephone (813) 282-1225.

                                   THE OFFERING

      Up to 41,500 shares may be offered from time to time until December 25, 1997 for the account of the Selling Stockholder. See "Selling Stockholder." The Company will not receive any proceeds from the sale of shares covered by this Prospectus.

                                    THE COMPANY

      Outback Steakhouse(R) is a registered service mark and Bloomin' Onion(R) is a registered trademark of Outback Steakhouse, Inc.

      The Company's Outback Steakhouse(R) restaurant system included 422 full-service restaurants, 64 of which are franchised to unaffiliated franchisees, at October 17, 1997. The restaurants serve dinner only and feature a limited menu of high quality, uniquely seasoned steaks, rack of lamb, prime rib, chops, ribs, chicken, fish, and pasta. The restaurants also offer specialty appetizers, including the signature "Bloomin' Onion(R)," desserts and full liquor service. The Company believes that it differentiates its restaurants by:

      . emphasizing consistently high quality ingredients and preparation of a limited number of menu items that appeal to a broad array of tastes;

      .    featuring generous portions at moderate prices;

      . attracting a diverse mix of customers through a casual dining atmosphere emphasizing highly attentive service;

      . hiring and retaining experienced restaurant management by providing general managers the opportunity to purchase a 10% interest in the restaurants they manage; and
      . limiting service to dinner (generally from 4:30 p.m. to 11:00 p.m.), which reduces the hours of restaurant management and employees.

      In April 1993, the Company purchased a 50% interest in the cash flows of two Carrabba's Italian Grill(R) restaurants located in Houston, Texas (the "Original Restaurants"), and entered into a 50-50 joint venture with the founders of Carrabba's(R) to develop additional Carrabba's Italian Grill(R) restaurants. In January 1995, the Company and the Carrabba's(R) founders reached an agreement to reorganize the Carrabba's(R) concept. Under the terms of the agreement, the founders obtained sole ownership of the Original Restaurants, and the Company obtained sole ownership of the Carrabba's(R) concept and the four restaurants in Florida. The original 50-50 joint venture will continue to develop restaurants in the State of Texas. The Company has sole ownership of restaurants outside of Texas, will continue to develop Carrabba's Italian Grills outside of Texas as Company-owned restaurants, and will pay royalties to the founders ranging from 1.0% to 1.5% of sales of Carrabba's(R) restaurants opened after 1994.

      As of October 17, 1997, the Company's Carrabba's Italian Grill(R) concept included 64 full-service restaurants, 13 of which were operated by joint ventures in which the Company had a 45% interest. The restaurants have a casual atmosphere, serve dinner only, and feature a limited menu of high quality classic and specialty Italian-themed chicken, fish, seafood, veal, steak, pasta, and pizza entrees. The restaurants also offer appetizers, desserts, and full liquor service.

      The Company was incorporated in October 1987, as Multi-Venture Partners, Inc., a Florida corporation. In January 1990, the Company changed its name to Outback Steakhouse, Inc., and in April 1991, the Company changed its name to Outback Steakhouse of Florida, Inc. ("Outback Florida"). Outback Steakhouse, Inc., a Delaware corporation ("Outback Delaware"), was formed in April 1991, as part of a corporate reorganization completed in June 1991, in connection with the Company's initial public offering. As a result, Outback Delaware became a holding company for Outback Florida. Unless the context requires otherwise, references to the "Company" or "Outback" mean Outback Delaware, its wholly owned subsidiaries Outback Florida and Carrabba's
Italian Grill, Inc., and each of the limited partnerships and joint ventures controlled by the Company. The Company's principal executive offices are located at 550 North Reo Street, Suite 200, Tampa, Florida 33609. The Company's telephone number is (813) 282-1225.

                                   RISK FACTORS

      Prospective purchasers should carefully consider the following information in addition to the other information contained in this Prospectus in evaluating an investment in the Common Stock.

Growth Strategy

      The Company has experienced substantial growth and expects to maintain a rapid pace of development by opening approximately 26 Outback Steakhouse(R) restaurants and approximately 4 Carrabba's
Italian Grill(R) restaurants in the remainder of 1997. The Company's ability to achieve this restaurant opening schedule will depend on a number of factors, including the availability of suitable locations, the ability to hire and train skilled management personnel, the availability of adequate financing, and other factors, some of which are beyond the control of the Company. There can be no assurance that the Company will be able to continue to open all its planned new restaurants or that, if opened, those restaurants can be operated profitably or as profitably as the Company's existing restaurants. Moreover, the opening of additional restaurants in the same market areas could have the effect of attracting customers from existing restaurants located in that area. To date, the Company has not experienced the same level of success in the development of the Carrabba's(R) restaurant concept as it has experienced in the development of the Outback Steakhouse(R) restaurant concept.

Competition

      The restaurant industry is intensely competitive with respect to price, service, location, and food quality, and there are many well-established competitors with substantially greater financial and other resources than the Company. Recently there has been increasing competition developing in the mid-price, full-service, casual dining segment in which the Company's restaurants operate. A number of these companies operate steakhouses and have announced their intention to expand rapidly, including into markets in which the Company's restaurants are located. Some of the Company's competitors have been in existence for a substantially longer period than the Company and may be better established in the markets where the Company's restaurants are or may be located. The restaurant business is often affected by changes in consumer tastes, national, regional or local economic condi-tions, demographic trends, traffic patterns, and the type, number, and location of competing restaurants. In addition, factors such as inflation, increased food, labor and benefits costs, and the availability of experienced management and hourly employees may adversely affect the restaurant industry in general and the Company's restaurants in particular.

Dependence on Personnel

      The success of the Company's business will continue to be highly dependent upon Messrs. Sullivan, Basham, and Gannon. The loss of the services of one or more of them could have a materially adverse effect upon the Company's business and development. The Company's continued growth also will depend upon its ability to attract,retain and motivate additional skilled management and operating personnel. Failure by the Company to attract and retain such employees in the future could have an adverse effect on the Company's operations.

Government Regulation

      The restaurant business is subject to extensive state and local government regulation, including those relating to the sale of food and alcoholic beverages and health, building and fire codes. Difficulties or failure in obtaining required licensing or
other regulatory approvals or the suspension of or inability to renew a license could adversely affect the operations of restaurants. Restaurant operating costs are adversely affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes, and mandated benefit programs, such as health insurance, and similar matters over which the Company has no control.

                                  USE OF PROCEEDS

      The Company will not receive any proceeds from the sale of the shares offered hereby.

                           DESCRIPTION OF CAPITAL STOCK

Common Stock

      The Company's Certificate of Incorporation (the "Certificate") authorizes 200,000,000 shares of Common Stock, $0.01 par value per share, of which 48,536,158 shares were issued and outstanding as of October 9, 1997, and approximately 5,634,833 were reserved for issuance to approximately 458 current and former employees, six nonemployee directors, and two consultants upon exercise of outstanding stock options. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock do not have cumulative voting rights in the election of directors. The Board of Directors presently consists of twelve members divided into three classes. The directors of the class elected at each annual meeting of stockholders hold office for a term of three years. Holders of Common Stock are entitled to receive dividends when, as and if declared from time to time by the Board of Directors out of funds legally available therefor, after payment of dividends required to be paid on outstanding Preferred Stock, if any. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities subject to prior distribution rights of any Preferred Stock then outstanding. The Common Stock has no preemptive or conversion rights and is not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. All currently outstanding Common Stock of the Company is duly authorized, validly issued, fully paid, and nonassessable.

Preferred Stock

      The Certificate authorizes 2,000,000 shares of Preferred Stock, $0.01 par value, none of which were outstanding as of October 9, 1997. The Board of Directors has the authority, without any further vote or action by the stockholders, to issue Preferred Stock in one or more series and to fix the number of shares, designations, relative rights (including voting rights), preferences, and limitations of such series to the full extent now or hereafter permitted by Delaware law. The Company has no present intention to issue Preferred Stock.
Anti-Takeover Provisions

      Management of the Company currently owns or has the right to acquire approximately 22.03% of the outstanding Common Stock. The provisions regarding the division of the Board of Directors into classes and the ability of the Board of Directors to issue Preferred Stock as described above may make it more difficult for, and may discourage other persons or companies from making a tender offer for, or attempting to acquire, substantial amounts of the Company's Common Stock. This could have the effect of inhibiting changes in Management and may also prevent temporary fluctuations in the market price of the Company's Common Stock which often result from actual or rumored takeover attempts.

Registrar and Transfer Agent

      The registrar and transfer agent for the Company's Common Stock is Bank of New York, New York, New York.

                          SHARES ELIGIBLE FOR FUTURE SALE

      Sales of substantial amounts of Common Stock in the public market could adversely affect market prices of the Common Stock and make it more difficult for the Company to sell equity securities in the future at times and prices which it deems appropriate.

      As of October 9, 1997, 48,536,158 shares of Common Stock were issued and outstanding. Of those, 3,507,229 were non-registered shares ("Restricted Shares") that were issued since December 30, 1995, in connection with reorganizations entered into by the Company. Restricted Shares may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration such as the exemption provided by Rule 144 under the Securities Act, and then only in compliance with the volume and manner of sale limitations of Rule 144.

      In general, under Rule 144 a stockholder (or stockholders whose shares are aggregated) who has beneficially owned for at least one year shares privately acquired directly or indirectly from the Company or from an "affiliate" of the Company, and persons who are affiliates of the Company, are entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of the Company's Common Stock (approximately 485,361 shares at October 9, 1997) or the average weekly trading volume in the Company's Common Stock in the over-the-counter market during the four calendar weeks preceding such sale and may only sell such shares through unsolicited brokers' transactions. A stockholder (or stockholders whose shares are aggregated) who has not been an affiliate of the Company for at least 90 days and who has beneficially owned his Restricted Stock for at least two years is entitled to sell such shares under Rule 144 without regard to the volume and manner of sale limitations described above.
                                SELLING STOCKHOLDER

      Pursuant to an Agreement and Plan of Reorganization (the "Agreement") with Wibel & Associates, Inc. ("W&A"), dated July 31, 1997, the Company issued 166,000 shares of Common Stock to the sole shareholder of W&A (the "Selling Stockholder"), and pursuant to an Amendment to the Agreement, dated October 1, 1997, the Company issued 20,458 shares of Common Stock to the Selling Stockholder. Prior to the reorganization, W&A owned a 9% interest in the Outback/Detroit Limited Partnership which owned and operated 13 Outback Steakhouse(R) restaurants located in the State of Michigan. Under the terms of the Agreement, the Company has agreed to file a registration statement under the Securities Act to cover the sale of up to 25% of the first 166,000 shares issued to the Selling Stockholder, and to keep such registration statement effective for a period not to exceed 45 days from the date of this Prospectus. Accordingly, 41,500 shares of Common Stock covered by this Prospectus are being offered for sale by the Selling Stockholder.

     The number of shares being offered by the Selling Stockholder is governed by the preexisting agreements between the Selling Stockholder and the Company described above. The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of October 9, 1997, and as adjusted to reflect the assumed sale of all of the shares offered hereby by the Selling Stockholder.

                            Shares       Number of         Shares
                          Beneficially     Shares       Beneficially
                         Owned Prior to     Being     Owned After the
                           Offering       Offered         Offering
                        Number   Percent                Number  Percent
Wibel, Mark (F1)       186,158   0.00384   41,500      144,958  0.00299
Total Shares
Offerred                                   41,500

(F1) Mr. Wibel is employed by the Company as a Vice President of Operations and oversees the operations of the Company's restaurants in portions of the Midwest and Northeast.

                               PLAN OF DISTRIBUTION

      The distribution of the shares of Common Stock by a Selling Stockholder may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market, or on the NASDAQ National Market System (or any exchange on which the Common Stock may then be listed) in negotiated transactions, through the writing of options (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholder may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of
underwriting discounts, concessions or commissions from the Selling Stockholder and/or purchasers of shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Stockholder also may pledge shares as collateral for margin accounts and such shares could be resold pursuant to the terms of such accounts.

      In order to comply with certain state securities laws, if applicable, the Common Stock will not be sold in a particular state unless such securities have been registered or qualified for sale in such state or any exemption from registration or qualification is available and complied with.

      The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder.

                                   LEGAL MATTERS

      The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Baker & Hostetler LLP, Cleveland, Ohio.

                                      EXPERTS

      The financial statements incorporated in this Prospectus by reference from the Company's annual report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and has been so incorporated in reliance upon such report given upon their authority as experts in accounting and auditing.




























    No dealer, salesman, or other
person has been authorized to give
any information or to make any            OUTBACK STEAKHOUSE, INC.
representations other than those
contained in this Prospectus, and,
if given or made, such information
or representations must not be                   41,500 SHARES
relied upon as having been so
authorized.  This Prospectus does
not constitute an offer to sell or a             COMMON STOCK
solicitation of an offer to buy such
securities in any jurisdiction to
any person to whom it is unlawful to
make such an offer or solicitation
in such jurisdiction.  Neither the           -------------------
delivery of this Prospectus nor any              PROSPECTUS
sale hereunder shall, under any              -------------------
circumstances, create any
implication that there has been no
change in the affairs of the Company
since the date hereof or that the
information contained herein is cor-
rect as of any time subsequent to
its date.



                TABLE OF CONTENTS

                                           Page

Available Information. . . . . . . . . .     2
Incorporation of Certain                            November 10, 1997
    Documents by Reference . . . . . . .     2
The Offering . . . . . . . . . . . . . .     3
The Company. . . . . . . . . . . . . . .     3
Risk Factors . . . . . . . . . . . . . .     4
    Growth Strategy  . . . . . . . . . .     4
    Competition  . . . . . . . . . . . .     5
    Dependence on Personnel  . . . . . .     5
    Government Regulation  . . . . . . .     5
Use of Proceeds. . . . . . . . . . . . .     6
Description of Capital Stock . . . . . .     6
Shares Eligible for Future
    Sale . . . . . . . . . . . . . . . .     7
Selling Stockholder. . . . . . . . . . .     7
Plan of Distribution . . . . . . . . . .     8
Legal Matters. . . . . . . . . . . . . .     9
Experts. . . . . . . . . . . . . . . . .     9